UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                    February                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date February 25, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. 37 /PR110/COM-10/2008
METRA legally closed its 80% stake acquisition
in Indonesia’s leading IT company
Jakarta, February 22, 2007 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM”) hereby announced today that its 100% owned subsidiary PT Multimedia Nusantara (“Metra”) (together as “TELKOMGroup”) has finalized legally the closing on the acquisition of PT Sigma Cipta Caraka (“Sigma”). The shares acquired from Trozenin Management Plc (Malaysia) and PT Sigma Citra Harmoni is valued approximately USD 35 million and is mostly funded internally by TELKOMGroup.
TELKOMGroup aims to grow its corporate segment, as the IT and Enterprise business are considered to be TELKOM’s main businesses. The synergy of 6,000 TELKOMGroup’s corporate customers with 170 customers from Sigma, consisting mainly of banks, is forseen to improve customer base portfolio. Going forward, TELKOMGroup aims to get 7,500 corporate customers by 2010.
Sigma seeks to provide real benefit especially to its new customers not only in information technology but also as the telecommunication specialist that Sigma will have. Both TELKOMGroup and Sigma are very keen to exchange knowledge and expertise — TELKOMGroup as the leading telecommunication company combined with Sigma as the leading IT services company.
“Through this acquisition, we hope to increase value in the corporate sector. We believe that this will be the beginning of TELKOMGroup to enter into Indonesia’s Information Technology market” said Rinaldi Firmansyah, TELKOM’s CEO.
This agreement is a landmark transaction in the Indonesian Telecommunication and technology sector, as this is the first main acquisition completed by TELKOMGroup and considered to be one of the largest IT services acquisition in Indonesia.
PT Telekomunikasi Indonesia, Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com